Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 2549

Re:	Bristol-Myers Squibb Company (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-01136

June 5, 2006

Dear Mr. Rosenberg,

This letter responds to oral comments received by the Company on May 25, 2006 from Ms. Amy Bruckner to the Company’s supplemental response dated May 23, 2006 to the Staff’s comment letter of April 11, 2006 (“Comment Letter”).

In relation to the Company’s proposed accounting treatment for a $20 million sales-based milestone payment, the Staff requested that the Company explain the basis for its conclusions that:

(i) the milestone payment is probable; and (ii) the milestone payment should be expensed from the time sales commence to the date the milestone is achieved based on the percentage of sales in the period to the cumulative milestone sales target, and discuss whether the Company considered Emerging Issues Task Force (ETIF) 02-16.

(i) Under the terms of agreement, the Company is obligated to pay its alliance partner a one-time non-refundable, non-creditable milestone payment of $20 million the first time (and only the first time) that cumulative Company net sales of the product exceed $250 million. The product is the first of its kind for the treatment of major depressive disorder, and the Company projects that its cumulative net sales for the product will significantly exceed $250 million over the next five years, the life of the exclusive distribution agreement. As such, the Company concluded that the attainment of the $250 million cumulative sales threshold and the related $20 million milestone payment were probable.

(ii) Given the ratio of the $20 million milestone payment as compared to the cumulative net sales target of $250 million (8% of attributable net sales), the Company considers the milestone payment analogous to royalty consideration and cannot be economically separated from the overall royalty or payments to the alliance partner in this case. As such, the Company determined that it is appropriate to recognize the milestone payment as expense ratably from the time sales commence to the date that the milestone is triggered. In addition to the sales-based milestone the Company will pay a 20% royalty on each dollar of net sales of the product from the very first sale. As previously stated in the Company’s letter of May 23, 2006, the Company will assess each such sales-based milestone individually to determine the appropriate accounting treatment.

While the Company is not aware of any accounting literature which directly addresses this situation, it believes the proposed accounting described above can be analogized to the accounting by a lessee for contingent rent in accordance with EITF 98-9, Accounting for Contingent Rent. EITF 98-9, paragraph 8 notes a lessee should recognize contingent rental expense (in annual periods as well as interim periods) prior to the achievement of the specific target that triggers the contingent rental expense, provided that achievement of that target is considered probable. In addition, the Company looked to the definition of a liability in paragraph 35 of Statement of Financial Concepts (CON) No. 6, Elements of Financial Statements. CON No.6 paragraph 35 notes liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.

The Company believes the pro-rata portion of the $20 million milestone payment based on sales through the date of the financial statements meets the definition of a liability as the payment is a contractual obligation which is considered probable. Additionally, the Company believes its proposed accounting is consistent with the accounting by a lessee for contingent rental expense as promulgated by EITF 98-9.

The Company has also considered EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF 02-16 addresses the timing of recognition of rebates or refunds of a specified amount of cash consideration payable upon the achievement of a specified cumulative level of purchases from the prospective of the customer. The facts related to the Company’s expected milestone payment do not mirror those of the EITF pronouncement and as such, the Company did not rely on EITF 02-16 in reaching its conclusion.

As requested, we acknowledge:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-546-4825 if you have any questions or comments.

Sincerely,

/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Chief Financial Officer Bristol-Myers Squibb Company

cc:	Ms. Amy Bruckner, Staff Accountant
Ms. Mary Mast, Senior Accountant